UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

PMC-Sierra, Inc.

(Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation or organization)	0-19084 (Commission File Number)	94-2925073 (IRS Employer Identification No.)

1380 Bordeaux Drive Sunnyvale, CA 94089 (Address of principal executive offices, including zip code)
Steven J. Geiser +1 (408) 239-8000 (Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

  [X] Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

A copy of PMC-Sierra, Inc.’s Conflict Minerals Report for the year ended December 31,  2014 is provided as Exhibit 1.01 hereto and is publicly available at www.pmcs.com.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PMC-Sierra,  Inc.

/s/ Steven J. Geiser	May 29, 2015
Steven J. Geiser Vice President, Chief Financial Officer and Principal Accounting Officer	(Date)

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2014